Filed by: Regions Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Regions Financial Corporation

Commission File No.: 000-50831

The following is a press release issued in connection with Regions Financial Corporation’s offer to exchange shares of its common stock for 6.625% Trust Preferred Securities of Regions Financing Trust II.

Non-Solicitation

This press release shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction in which such offer, solicitation, sale, purchase or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the exchange offer, Regions has filed a registration statement (including a prospectus) on Form S-4 with the SEC. Holders of Trust Preferred Securities are urged to read the prospectus and any other relevant documents, because they contain important information about Regions and the exchange offer. The prospectus is being sent to holders of the Trust Preferred Securities. The prospectus and the other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Regions upon written request to Regions Financial Corporation, Investor Relations, 1900 Fifth Avenue North, Birmingham, Alabama 35203, or by calling (205) 581-7890.

Media Contact:	Investor Relations Contact:
Tim Deighton	List Underwood
(205) 264-4551	(205) 801-0265

Regions Announces $1.25 Billion Capital Raise

BIRMINGHAM, Ala. – (BUSINESS WIRE) – May 20, 2009 – Regions Financial Corporation (NYSE: RF) today announced that it has commenced public offerings of $1 billion of its common shares and $250 million of new mandatory convertible preferred shares (the “Cash Offers”). The underwriters in the Cash Offers will have a 30-day option to purchase up to an additional 15 percent of the offered amounts of common shares and mandatory convertible preferred shares, as the case may be, from the company. Goldman, Sachs & Co., and J.P. Morgan Securities Inc. will serve as joint bookrunning managers for the Cash Offers and Morgan Keegan & Co. Inc., will be lead manager. Regions has filed or is filing prospectus supplements with the Securities and Exchange Commission in connection with the Cash Offers.

The company also announced that it is offering to exchange common shares for outstanding 6.625% Trust Preferred Securities issued by Regions Financing Trust II (the “Exchange Offer.”)

Under the terms of the Exchange Offer set forth in the company’s prospectus dated May 20, 2009, and the related letter of transmittal, Regions will issue a number of common shares having a value (based on the “Relevant Price”) equal to $700 for each Trust Preferred Security accepted for exchange. The “Relevant Price” is the greater of (i) the average volume weighted average price of Regions common shares during the last five trading days of the currently scheduled exchange offer period, and (ii) the “Minimum Share Price” of $2.65 per share. The Exchange Offer will expire at 11:59 p.m., Eastern time, on Wednesday, June 17, 2009, unless extended or earlier terminated.

The mandatory convertible preferred shares will convert into a variable number of shares of Regions common stock on December 15, 2010, unless earlier converted at the option of a holder or Regions. The conversion rate and the dividend rate on such securities will be determined by negotiations between Regions and the underwriters.

The Cash Offers and the Exchange Offer are the first steps of a comprehensive Capital Plan to satisfy the $2.5 billion Tier 1 common equity requirement prescribed by the Federal Reserve’s Supervisory Capital Assessment Program (“SCAP”), which Regions currently expects will be accomplished without further investment by the U.S. Treasury in Regions. The common shares expected to be issued in the Cash Offer and the Exchange Offer will qualify as Tier 1 capital and Tier 1 common equity. The mandatory convertible preferred shares in the Cash Offer are also expected to satisfy a portion of the capital requirement identified by SCAP. The remaining capital needed is expected to be raised through a combination of actions including (i) additional liability management actions including possible exchanges of equity for our and Regions Bank’s $4.25 billion of outstanding subordinated debt and $345 million of additional trust preferred securities, (ii) sales of non-core assets and businesses, (iii) pre-provision earnings in excess of the amounts assumed under the SCAP analysis, (iv) a potential reduction in disallowed deferred tax assets as a result of increased Tier 1 capital levels, and (v) if necessary, the issuance of common equity and other Tier 1 common equity qualifying instruments.

Regions has filed or is filing registration statements (including prospectuses) with the Securities and Exchange Commission for the Cash Offers and the Exchange Offer. Before you invest, you should read the prospectuses in those registration statements and other documents the company has filed with the SEC for more complete information about the company and the Cash Offers and the Exchange Offer. The registration statement relating to the Exchange Offer has not yet become effective and common shares may not be sold nor may offers to buy be accepted in connection with the Exchange Offer prior to the time that such registration statement becomes effective. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus and prospectus supplement may be obtained upon request by contacting Regions Investor Relations, 205-581-7890; Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 212-902-1171 or 866-471-2526, fax: 212-902-9316, email: Prospectus-ny@ny.email.gs.com; J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Prospectus Department, 718-242-8002; or Morgan Keegan & Co. Inc., Equity Syndicate, 901-529-5357.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell, any securities. The solicitation of offers to purchase our common shares and mandatory convertible preferred stock will be made only pursuant to the company’s prospectus supplements dated May 20, 2009, and the solicitation of offers to exchange the Trust Preferred Securities will only be made pursuant to the company’s prospectus dated May 20, 2009, and related documents that the company has filed or will file with the SEC.

About Regions Financial Corporation

Regions Financial Corporation, with $142 billion in assets, is a member of the S&P 100 Index and one of the nation’s largest full-service providers of consumer and commercial banking, trust, securities brokerage, mortgage and insurance products and services. Regions serves customers in 16 states across the South, Midwest and Texas, and through its subsidiary, Regions Bank, operates 1,900 banking offices and approximately 2,300 ATMs. Its investment and securities brokerage trust and asset management division, Morgan Keegan & Company Inc., provides services from over 300 offices. Additional information about Regions and its full line of products and services can be found at www.regions.com.

Forward-looking statements

This press release may include forward-looking statements, which reflect Regions current views with respect to future events and financial performance. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

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In October 2008, Congress enacted, and the President signed into law, the Emergency Economic Stabilization Act of 2008, and on February 17, 2009, the American Recovery and Reinvestment Act of 2009 was signed into law. Additionally, the Department of the U.S. Treasury and federal banking regulators are implementing a number of programs to address capital and liquidity issues in the banking system, and may announce additional programs that will apply to Regions in the future, all of which may have significant effects on Regions and the financial services industry, the exact nature and extent of which cannot be determined at this time.

•	Regions’ ability to raise sufficient capital to satisfy the SCAP requirements without additional Government investment.
•

Until Regions is able to repay the outstanding preferred stock issued under the Troubled Asset Relief Program (“TARP”), the impact of compensation and other restrictions on recipients of TARP preferred.

•	The impact of possible additional loan losses and reserve build-up on earnings and capital.
•	Regions’ ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Regions’ business.
•	Regions’ ability to achieve the earnings expectations related to businesses that have been acquired or that may be acquired in the future.
•	Regions’ ability to expand into new markets and to maintain profit margins in the face of competitive pressures.
•	Regions’ ability to keep pace with technological changes.
•	Regions’ ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Regions’ customers and potential customers.
•	Regions’ ability to effectively manage credit risk, interest rate risk, market risk, operational risk, legal risk, liquidity risk, and regulatory and compliance risk.
•	The current stresses in the financial and real estate markets, including possible continued deterioration in property values.

•	The cost and other effects of material contingencies, including litigation contingencies.
•	The effects of increased competition from both banks and non-banks.
•	Possible changes in interest rates may affect funding costs and reduce earning asset yields, thus reducing margins.
•	Possible changes in general economic and business conditions in the United States in general and in the communities Regions serves in particular.
•	Possible changes in the creditworthiness of customers and the possible impairment of the collectability of loans.
•	The effects of geopolitical instability and risks such as terrorist attacks.
•

Possible other changes in trade, monetary and fiscal policies, laws and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse effect on our business.

•	Possible changes in consumer and business spending and saving habits could affect Regions’ ability to increase assets and to attract deposits.
•	The effects of weather and natural disasters such as droughts and hurricanes.

The foregoing list of factors is not exhaustive; for discussion of these and other risks that may cause actual results to differ from expectations, please look under the caption “Forward-Looking Statements” in Regions’ Annual Report on Form 10-K for the year ended December 31, 2008, and Form 10-Q/A for the quarter ended March 31, 2009, as on file with the Securities and Exchange Commission.

The words “believe,” “expect,” “anticipate,” “project,” and similar expressions often signify forward-looking statements. You should not place undue reliance on any forward-looking statements, which speak only as of the date made. Regions assumes no obligation to update or revise any forward-looking statements that are made from time to time.

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